FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

                                                                                                                             Santiago, April 24, 2018

                                                                                                                             Ger. Gen. N°34 /2018

Mr. Joaquín Cortez H.

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

                                                                                                                 Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market  Law N° 18.045 and as established under General Norm N°30 of the Superintendence of Securities and Insurance (predecessor of the Financial Market Commission), duly authorized on behalf of Enel Generación Chile S.A. (the “Company”), I hereby inform you of the following significant event:

At the Board of Directors meeting held on April 24, 2018, the related-party transaction policy of April 2012 was replaced by a new one. This new policy, which took effect as of April 24, 2018, authorizes related-party transactions without complying with requirements and procedures set forth in Article 147, paragraphs 1 to 7, under Law 18,046:

       (i)            Transactions considered as usual include financial transactions or financial intermediation with related parties such as short term loans (Contracts, methodology, etc.), currency market transactions (money market) and/or financial loans or others equivalents.

     (ii)            Transactions considered as usual include related-party transactions associated to the purchase or sale contracts of energy and its associated products such as power, complementary services, transmission, storage, NCRE attributes, CO2, rent or sale of generating facilities, among others, as well as purchase contracts, loan or barter contracts of spare parts, strategic parts and pieces necessary to recover components affected by failure or in maintenance activities of generation units.

    (iii)            Transactions considered as usual include financial transactions or financial intermediation carried out by the Company with related-party such as fixed-income and equity, purchase and sale of currencies, derivatives, swaps, pacts, term deposits, overdraft lines, credits documented with promissory notes, letters of credit, guarantee slips, stand by letters of credit, forward contracts, hedges, options and futures, operations related to banking accounts of the Company or another usual financial operations.

    (iv)            Transactions considered as usual include related-party transactions associated to IT services, infrastructure services, data center, microcomputers, software and hardware, and to data management in general.

     (v)            Transactions considered as usual include related-party transactions relative to administration; first-line management, professional, legal, human resources and organization, compliance, financial management, representation, technical, and other similar services comprising among others accounting, financial reporting, fixed assets, sales and purchases ledger, treasury and banks, taxation advisory, insurance, procurement, comptroller and internal audit, infrastructure, operation and maintenance, control room, trading and commercialization and operational efficiency.

Enel Generación Chile S.A. - Teléfono (56-2) 2630 9000  - Santiago de Chile

    (vi)            Transactions considered as usual include related-party transactions associated to purchase and sale contracts of all types of fuels such as coal, natural gas, liquefied natural gas, petroleum and its derivatives, among others. As well as for services contracts associated with these fuels, such as: transportation, processing, storage, logistics services among others.

  (vii)            Transactions considered as usual include acquisition or disposal operations of shareholding, subsidiaries or affiliates of the Company, or other companies in which has participation directly or indirectly, signed with related-companies, in order to proceed with corporate restructuration or asset relocation, which do not exceed 10% the shareholding of the entity in which the transaction is completed, nor exceed the equivalent of US$ 200 million.

Truly yours,

Valter Moro

Chief Executive Officer

Enel Generación Chile

c.c.:      Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Comisión)

Enel Generación Chile S.A. - Teléfono (56-2) 2630 9000  - Santiago de Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: May 7, 2018